Filed Pursuant to Rule 433 of the Act
Registration No. 333-88478
March 7, 2007
Pioneer Natural Resources Company
Pricing Term Sheet

Issuer:	Pioneer Natural Resources Company
Security Type:	SEC Registered
Principal Amount:	$500,000,000
Coupon:	6.65%
Stated Maturity Date:	March 15, 2017
Issue Price:	99.689% of face amount
Yield to Maturity:	6.693%
US Treasury Benchmark:	4.625% due February 15, 2017
US Treasury Yield:	4.493%
Spread to US Treasury:	2.20%
Trade Date:	March 7, 2007
Original Issue/Settlement Date:	March 12, 2007
Interest Payment Dates:	March 15 and September 15, commencing
September 15, 2007
Make Whole Call:	Greater of par or T+ 50 bps
Sole Bookrunner and Joint Lead Manager:	Deutsche Bank Securities Inc.
Joint Lead Manager:	J.P. Morgan Securities Inc.
Co-Managers:	Banc of America Securities LLC
Goldman, Sachs & Co.
UBS Securities LLC
Wachovia Capital Markets, LLC
Revised Defined Term:
“Rating Decline” means the rating of the notes shall be decreased by one or more gradations (including gradations within categories as well as between rating categories) by each of the Rating Agencies, provided, however, if the rating of the notes by each of the Rating Agencies is Investment Grade, then “Rating Decline” will mean the rating of the notes shall be decreased by one or more gradations (including gradations within categories as well as between rating categories) by each Rating Agency so that the rating of the notes by each of the Rating Agencies falls below Investment Grade, on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 30-day period following public notice of the occurrence of the Change of Control (which 30-day period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by either of the Rating Agencies; provided, that the other Rating Agency has either downgraded, or publicly announced that it is considering downgrading, the notes).
Additional Defined Term:
“Investment Grade” means BBB- or higher by S&P and Baa3 or higher by Moody’s, or the equivalent of such ratings by S&P or Moody’s, or, if either S&P and Moody’s shall not make a rating on the notes publicly available, another Rating Agency.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.